September 25, 2012

Via Edgar

Mr. Kevin L. Vaughn

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington D.C., 20549-0305

U.S.A.

Re:	Kyocera Corporation
Form 20-F for the Fiscal Year ended March 31, 2012
Filed June 29, 2012
File No. 001-07952

Dear Mr. Vaughn:

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 19, 2012, with respect to Form 20-F of Kyocera Corporation (“Kyocera”) for the year ended March 31, 2012, we provide the following responses. For your convenience, we have included below the text of each of the Staff’s comments and have set forth our response below such text.

Item 18. Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

Note 14. Commitments and Contingencies, page F-50

1.	We note your response to our prior comment 2. Please revise future filings to provide more detailed information related to the outstanding AVX environmental contingency, including how you determined the timing and amount of expenses and liabilities recorded in connection therewith. Please make sure your future disclosures address the fact patterns provided in your response to our prior comment.

Response:

In future filings, we will revise our future filings to provide more detailed information related to the outstanding AVX environmental contingency, including how we determined the timing and amount of expenses and liabilities recorded in connection therewith, and to address the fact patterns provided in our response to the Staff’s prior comment.

2.	In addition, please revise future filings to clarify how you determined the ¥21,300 million ($266 million) of additional costs to accrue as of June 30, 2012. Disclose if there were any changes to the estimated range of loss for the AVX contingency from those previously disclosed in your filings. Refer to the guidance in 450-20-50-4 of the FASB Accounting Standard Codifications.

Response:

In future filings, we will revise our future filings to clarify how we determined the ¥21,300 million ($266 million) of additional costs to accrue as of June 30, 2012, and to disclose if there were any changes to the estimated range of loss for the AVX contingency from those previously disclosed.

*            *             *            *            *

With respect to the comments of the Staff and the responses thereto of Kyocera set forth above, Kyocera acknowledges that:

•	Kyocera is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Kyocera may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned, Shoichi Aoki, if you have any questions.

Sincerely,

/s/ Shoichi Aoki
Shoichi Aoki

Director, Managing Executive Officer and

General Manager of Corporate Financial & Business Systems Administration Group

(Principal Financial Officer)

Kyocera Corporation

Tel: +81-75-604-3500

Fax: +81-75-604-3557

CC:

Ms. Tara Harkins

Mr. Jay Webb

Division of Corporation Finance

Securities and Exchange Commission

Izumi Akai, Esq.

Kenji Taneda, Esq.

Sullivan & Cromwell LLP

Tel: +81-3-3213-6145

Fax: +81-3-3213-6470

Mr. Toru Tamura

Partner, Kyoto Audit Corporation

Tel: +81-75-241-1901

Mr. Wayne Carnall

Partner, PricewaterhouseCoopers L.L.P.

Tel: +1-973-236-4233

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